SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 –––––– TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 18, 2025

FIRM/AFFILIATE

OFFICES

––––––

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

––––––

ABU DHABI

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUl

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mindy Hooker

Claire Erlanger

Jay Ingram

Thomas Jones

Re:	Qnity Electronics, Inc.

Registration Statement on Form 10-12B

Filed April 24, 2025

File No. 001-42619

Ladies and Gentlemen:

On behalf of our client Qnity Electronics, Inc. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated May 21, 2025 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form 10-12B (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to the Commission.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Unless otherwise stated, all references to page numbers and captions correspond to the page numbers and captions in the Registration Statement. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 18, 2025

Registration Statement on Form 10-12B Filed April 24, 2025

Our Company, page 1

1.

Please present the disclosure in this section in a more balanced manner. For example, expand the disclosure in this section to discuss that you expect to incur significant indebtedness in connection with the spin-off and the cash distribution to DuPont.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of Amendment No. 1 to include summarized disclosure on the significant indebtedness that the Company expects to incur in connection with the Spin-Off and the expected cash distribution to DuPont.

What are the reasons for the Spin-Off?, page 12

2.

Please expand the disclosure in this section and throughout your document to explain with greater specificity the reasons for the spin-off. Also, revise to clarify why you are undertaking this transaction now as opposed to any other time.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 to 15 and 55 to 57 of Amendment No. 1 in response.

What are the U.S. federal income tax consequences of the distribution to me?, page 17

3.	Please revise here and on page 119 to clarify that the condition that you receive an opinion from outside counsel is a waivable condition, if true.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 20, 42, 61, 168 and 174 of Amendment No. 1 to clarify that the condition that the Company receives an opinion from outside counsel is waivable by DuPont, but that the DuPont board of directors does not currently intend to waive this condition.

An impairment of goodwill or intangible assets, page 33

4.	Please expand the disclosure in this risk factor to state the percentage of goodwill and intangible assets compared to your total assets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 35 of Amendment No. 1 to state the percentage of goodwill and intangible assets compared to total assets for the Company and its subsidiaries.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 18, 2025

Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts, page 43

5.

You disclose that certain of your directors and employees may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in more detail in an appropriate place in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 of Amendment No. 1 to state that the Company has not identified any actual conflicts of interest and to provide further examples as to situations in which conflicts of interest may arise.

Results of Operations, page 71

6.

Please revise your discussion in your Results of Operations section, including Segment Results, to quantify the factors responsible for changes in significant income statement line items, or segment profitability measures. In this regard, we note that your discussion of costs of sales indicates that cost of sales increased for the year ended December 31, 2024 primarily due to increased sales volume and partially offset by lower raw materials, logistics and energy costs. However, without quantification the reader is not able to understand the extent each factor contributed to the change, especially with the offsetting amounts. Similarly, your discussion of the changes in Segment Operating EBITDA for Semiconductor Technologies indicates that the increase in 2024 was primarily due to volume growth, the impact of higher production rates partially offset by higher employee compensation and select growth investments primarily within R&D. Please revise future filings to quantify the contribution of each factor, to the extent possible, in order to better understand the nature of the changes in these amounts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 80 and 82 of Amendment No. 1 to include quantification of the primary factors responsible for changes in Cost of Sales. With respect to quantifying the extent to which certain factors are responsible for changes in Segment Operating EBITDA however, the Company believes that the most prominent factor responsible for changes in Segment Operating EBITDA is volume, which is addressed throughout the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and any items that have been described as offsetting the change in volume are not significant in the periods presented.

Liquidity and Capital Resources, page 75

7.

Given the significance of your foreign operations, please amend your disclosures to quantify the amount of cash and cash equivalents held in foreign jurisdictions as of the most recent period end, and address the potential impact on your liquidity of holding cash outside the U.S.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 18, 2025

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 1 to include a discussion on the cash and cash equivalents balance held in foreign jurisdictions as of March 31, 2025, and to address the future potential impact on liquidity as a result of holding cash outside of the U.S. by reference to the Company’s domestic cash and cash equivalents following the Spin-Off.

Cash Flows Provided by Operating Activities, page 76

8.

Please provide a more informative discussion and analysis of the impact changes in working capital components had on cash flows from operating activities. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of Amendment No. 1 to include discussion of changes in cash flow from operations, including primary drivers of the working capital fluctuations.

Critical Accounting Estimates

Assessments of Long-Lived Assets and Goodwill, page 79

9.

Your footnote disclosure on page F-32 indicates the Interconnect Solutions reporting unit was tested for impairment using the quantitative approach, and your disclosure in your Critical Accounting Estimates section indicates that for that reporting unit, the results indicated that the estimated fair values of the reporting units exceeded their respective carrying values. Please revise your disclosure to discuss whether the reporting unit is at risk of failing the quantitative impairment test or that the fair value of the reporting unit is substantially in excess of carrying value and are not at risk of failing. Additionally, we note that you used both cash flow model and market approaches in determining the fair value of your reporting units and you apply a weighting to the approaches to determine fair value. Please revise your disclosures to include the relative weighting used for each approach and how you determined such weighting was appropriate. Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of October 1, 2024 (the date of the Company’s annual goodwill assessment) and March 1, 2025 (the date of the Company’s most recent goodwill assessment) the Interconnect Solutions reporting unit’s fair value substantially exceeds the carrying value and thus is not at risk of failing the quantitative impairment test. The Company respectfully advises the Staff that it has revised its disclosures on page 94 of Amendment No. 1 to state that the Discounted Cash Flow Method and Guideline Public Company Method were equally weighted, and to address the Company’s approach for determining why such weighting was appropriate for determining fair value.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 18, 2025

Our Customers, page 92

10.	Please clarify whether you have contracts with your material customers and disclose, if applicable, the material terms of the contracts.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits that although the Company does have contracts with certain of its largest customers, the Company does not believe any of its customer contracts, including those with its largest customers, are contracts that are required to be disclosed. The Company’s contracts with its largest customers do not contain long-term purchase commitments, and are instead based on non-binding forecasts for the purchase and sale of its products over the short-term and finalized with payment terms and conditions. As such, they are more similar to purchase orders. The Company’s customers may cancel their orders, change production quantities from forecasted volumes or delay production for reasons beyond its control, and the Company does not believe that its business is substantially dependent on any one such contract. The Company has also revised the disclosure on page 107 of Amendment No. 1 to reflect the preceding explanation.

Our Relationship with DuPont Following the Distribution, page 111

11.	Please expand the disclosure in this section to discuss the material terms of the agreements, such as the duration of the agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures from page 160 to 172 of Amendment No. 1 to expand the disclosure of the material terms of the agreements in this section.

Exclusive Forum, page 131

12.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, also revise to state that there is uncertainty as to whether a court would enforce such provision, and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, also ensure that the exclusive forum provision in the governing documents states this clearly. Similarly revise the last risk factor on page 48.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 18, 2025

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 51, 181 and 182 of Amendment No. 1 to clarify that the forum selection provision identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation does not apply to actions arising under (i) the Securities Act or the rules and regulations thereunder, for which the federal district courts of the United States of America will be the sole and exclusive forum under such forum selection provision, or (ii) the Exchange Act or the rules and regulations promulgated thereunder, which provides for exclusive federal jurisdiction over all actions brought to enforce any duty or liability created thereunder. The exclusive forum provision in the governing documents, once filed by amendment in a subsequent filing, will state this clearly. Accordingly, the Company does not believe the disclosure needs to be revised to state that there is uncertainty as to whether a court would enforce such forum selection provision, but the Company has included in its disclosure that stockholders will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder.

Certain Relationships and Related Person Transactions, page F-30

13.	Please tell us why the disclosure in this section does not mention the Related Party Note Payable mentioned in Note 12 on page F-30.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 157 of Amendment No. 1 to disclose details of the Related Party Note Payable in accordance with Item 404 of Regulation S-K.

Exhibits

14.	Please tell us why the exhibit index does not include the Legacy Liabilities Assignment Agreement mentioned in the second paragraph on page 122.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that although the Company does not believe the Legacy Liabilities Assignment Agreement is required to be filed under Item 601(b)(10) of Regulation S-K, the Company plans to file the Legacy Liabilities Assignment Agreement by amendment in a subsequent pre-effective amendment.

15.	Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, such as material debt financing transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file all material contracts required by Item 601(b)(10) of Regulation S-K, such as material debt financing transactions, in one or more future pre-effective amendments. The Company recognizes that all required exhibits must be filed sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 18, 2025

General

16.

We note that your Information Statement includes a number of blanks. Please fill in these blanks with your next amendment or tell us why you are unable to do so and when you expect to have this information. We may have further comments when we have reviewed the additional disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will provide all information required by Form 10, including completing all remaining blanks, in one or more future pre-effective amendments. The Company recognizes that all blanks must be completed sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review and that the Staff may have further comments once it has reviewed any additional disclosure.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

June 18, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3712 or ryan.dzierniejko@skadden.com.

Very truly yours,

/s/ Ryan Dzierniejko
Ryan Dzierniejko

cc:	Brandon Van Dyke Skadden, Arps, Slate, Meagher & Flom LLP

Kyle Hatton, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Lee, Skadden, Arps, Slate, Meagher & Flom LLP

Jon Kemp, Chief Executive Officer and Director, Qnity Electronics, Inc.

Peter Hennessey, General Counsel, Qnity Electronics, Inc.